FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated November 19, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, November 19, 2012

Messrs.
Comisión Nacional de Valores
(National Securities Commission)

Ref.: Extension of Exploitation
Concessions in the Province of Santa Cruz

Dear Sirs,

In compliance with the requirements set forth in section No. 2 of Chapter XXI of the Regulations of the Comisión Nacional de Valores (the National Securities Commission), we inform you that on November 2, 2012, YPF S.A. (hereinafter “YPF”) entered into a Memorandum of Agreement with the province of Santa Cruz, in order to extend the original term of the exploitation concessions identified below from their original dates of expiration. Moreover, on November 8, 2012, the Honorable Chamber of Representatives of the Santa Cruz province ratified by law the abovementioned Memorandum of Agreement, which became effective on November 15, 2012, when it was published in full in the Official Gazette.

The Memorandum of Agreement entered into between YPF and the Province of Santa Cruz sets forth the following provisions, among others:

• Comprised concessions: Cerro Piedra-Cerro Guadal Norte; Cañadón de la Escondida-Las Heras; Cañadón León-Meseta Espinosa; Los Monos; Pico Truncado-El Cordón; Los Perales-Las Mesetas; El Guadal-Lomas del Cuy; Cañadón Vasco; Cañadón Yatel, Magallanes (portion located in Santa Cruz) and Barranca Yankowsky, which together accounted for approximately 16.9% of YPF’s total proved reserves as of December 31, 2011.

• Extension of concession terms: exploitation concession terms originally expiring in 2017 are extended for a 25-year term.

• Pursuant to the Memorandum of Agreement, YPF undertook the following commitments upon the execution of the Memorandum of Agreement: i) to pay, on the dates specified in the Memorandum of Agreement, an Extension Fee for the amount set forth therein; ii) to pay to the Province the royalties (sect. 59 and 62 of the Law 17,319) on the Conventional Hydrocarbon production equal to 12% plus an additional 3% of the produced hydrocarbons iii) to pay to the Province the royalties (sect. 59 and 62 of the Law 17,319) on the Unconventional Hydrocarbon production equal to 10% of the produced hydrocarbons; iv) to set out an investment plan with respect to the

TRANSLATION

exploitation concessions that constitute the subject-matter of the Memorandum of Agreement; v) to invest in complementary exploration activities; vi) to make investments in the social infrastructure of the Province for an amount equal to 20% of the Extension Fee. Said amount will be spent in accordance with the progress of the works in the projects agreed upon YPF, the Province and the Municipalities; vii) to make the contribution to the Fund for Institutional Strengthening; viii) to proceed with the technical training and productivity program called “YPF y los Trabajadores” in the Province; ix) to jointly set out and prioritize a remediation plan for environmental liabilities that takes into account reasonable technical criteria and the extension of the remediation works until the expiration of the terms of the concessions.

Yours sincerely,

On behalf of YPF S.A.

Gabriel E. Abalos
Market relations officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: November 20, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer